FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Regalito Copper Corp.

(Translation of registrant's name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X  Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGALITO COPPER CORP.

"Robert Pirooz"

Dated:

September 6, 2005

By:  ______________________________

Name:

Robert Pirooz

Title:

Chief Executive Officer

News Release

AMEX / TSX: RLO

“SEPTEMBER 6 -2005”	NR:05-03

REGALITO ENGAGES FINANCIAL ADVISORS TO PURSUE STRATEGIC ALTERNATIVES

Vancouver, British Columbia – Regalito Copper Corp is pleased to announce that it has retained Bear, Stearns & Co. Inc. (“Bear Stearns”) as lead financial advisor and AssetChile as co-financial advisor to explore various strategic alternatives it is considering, including the potential sale of the Company and/or its Regalito copper leach project in Chile.  Robert Pirooz, Chief Executive Officer said, “We are very pleased to have two world class financial institutions provide their expertise to assist us.  Regalito has been advanced to the stage that it is now appropriate to investigate the various strategic opportunities available to move the project into production.  Bear Stearns, with its worldwide reach and transaction expertise, and AssetChile, with its strong Chilean presence will provide extremely valuable guidance as we evaluate various transaction opportunities.”

The Regalito property represents the largest undeveloped leachable copper deposit globally, consists of approximately 46,000 hectares of mineral rights, and contains the second largest reported copper discovery in Chile since 1996.  The property is located in Chile’s 3rd Region, approximately 115 kilometers southeast of Copiapo, a large mining center.  The Region’s infrastructure is well developed, hosting numerous mining operations including the Candelaria and Mantoverde copper mines, and is capable of supporting the development of a large-scale mining operation at Regalito.

The Company began exploration on the property in December 2003 and has since completed 32,000m of exploration drilling.  In January 2005, an independent NI 43-101 compliant resource estimate was completed that defined measured and indicated resources of 628 million tonnes grading 0.43% copper and inferred resources of 131 million tonnes grading 0.41% copper, at a cutoff grade of 0.25% copper.

The Company has been evaluating the merits of developing a 150,000 tonne per year copper cathode mining and leaching operation.  As part of that process a major metallurgical testing program at SGS Lakefield’s labs in Santiago was initiated in October 2004 and is ongoing.  To date, the results from the metallurgical program are extremely encouraging in terms of copper recovery, leach kinetics and reagent consumption.

Advisory work by Bear Stearns and AssetChile will commence immediately. While this is in progress, Regalito will continue with metallurgical testwork, engineering trade-off studies for prefeasibility evaluation, surface exploration, environmental baseline studies, and acquisition of water and surface rights.

Key contacts at Bear Stearns and AssetChile are:

  Bear Stearns:                          Keith Phillips               (212) 272-8323

  AssetChile:                              David Gallagher          (56-2) 335-1876

1550 - 625 Howe Street      Vancouver     BC     Canada      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041

News Release

AMEX / TSX: RLO

1

REGALITO COPPER CORP	For further information contact:
David Strang, President
Signed: “David Strang”	dstrang@regalitocopper.com
tel: + 604 687 0407
David Strang, President	fax: + 604 687 7401

1 CAUTION REGARDING FORWARD LOOKING STATEMENTS:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of copper, gold and molybdenum, the timing and amount of future production, metallurgical recoveries, costs of production, reserve and resource determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks relating to the integration of acquisitions, risk relating to international operations, risks relating to joint-venture operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project and exploration parameters as plans continue to be refined, future prices of copper, gold and molybdenum, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

1550 - 625 Howe Street      Vancouver     BC     Canada      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041